SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:  November, 2003                                        Commission File Number: 333-9680

INTERNATIONAL UTILITY STRUCTURES INC.

(Name of Registrant)

777 - 8TH Avenue S.W.

Suite 1800

Calgary, Alberta

Canada T2P 3R5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

- # -

MATERIAL CHANGE REPORT

1.

Reporting Issuer:

International Utility Structures Inc.

Suite 1800, 777 8th Avenue S.W.

Calgary, Alberta T2P 3R5

2.

Date of Material Change:

November 10, 2003

3.

News Release:

The Press Release disclosing the details outlined in this Material Change Report was issued by International Utility Structures Inc. ("IUSI") from Calgary, Alberta on November 10, 2003 and was disseminated through the facilities of the Canada NewsWire.

4.

Summary of Material Change:

See Schedule A

5.

Full Description of Material Change:

See Schedule A

6.

Reliance on Confidentiality Provisions:

Not Applicable

7.

Omitted Information:

Not Applicable

8.

Senior Officers:

For further information, please contact:

Gerald A. Diener Vice President Finance and Chief Financial Officer

(403) 269-2350

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED November 10, 2003, at Calgary, Alberta.

(signed) "Gerald A. Diener"
Vice President Finance and Chief Financial Officer

SCHEDULE A

News Release

INTERNATIONAL UTILITY STRUCTURES INC.
REPORTS ON RESTRUCTURING PROGRESS

November 12, 2003 (Calgary, Alberta, Canada) (TSE: IUS) – International Utility Structures Inc. ("IUSI") today announced that, on November 17, 2003, it will be seeking an extension of its CCAA stay to January 30, 2004 in order to continue its restructuring efforts.  IUSI has retained William Blair & Company as financial advisor to assist in identifying strategic alternatives for IUSI.  David Azoulay of David Azoulay & Associates Inc. has been retained as Chief Restructuring Officer of IUSI.  Such appointments were consented to by the Ad Hoc Committee of IUSI’s 10.75% Senior Subordinated Notes and by the Monitor.  In connection with these appointments, Robert Jack is no longer President and Chief Executive Officer and Messrs. Jack, Olsen, Pitts and Gibson have resigned as directors of IUSI.  Messrs. Kenning and Lyons will continue as directors of IUSI to assist in its restructuring process.

In addition to the foregoing, IUSI is in the process of finalizing further interim funding arrangements to support its restructuring process and expects such funding to be finalized by November 17, 2003.

International Utility Structures Inc. is a world leader in the manufacture and marketing of metal overhead lighting, power line, traffic and telecommunications support structures for customers in more than 100 countries.  Headquartered in Calgary, Alberta, IUSI has manufacturing, design and engineering capacity in the United States, France and Ireland.  IUSI's common shares trade on the Toronto Stock Exchange under the symbol IUS.

FOR MORE INFORMATION, PLEASE CONTACT:
Gerald A. Diener – Vice President Finance and Chief Financial Officer
(403) 269-2350 or 1-800-263-9444
Web Address: www.iusi.ca
Email: general@iusi.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Utility Structures Inc.

Date:

November 13, 2003

By:

     /s/ Gerald Diener

Name:

Gerald Diener

Title:

Vice President Finance and CFO